Exhibit 4.36
eLong, Inc. (the “Company”)
4th Floor, Hutchence David Century Garden
George Town, Grand Cayman
Cayman Islands
Justin Tang
Room 23A No. 1 Building, Yujing Garden, No.5 Shoutudong Street
Chaoyang District
Beijing, China
ID No.: 320106197103121236
Guangfu Cui
No.1, XiangHongqi Street
Haidian District
Beijing, China
ID number: 110108196902010857
Jack Wang
Address: 19th Floor, Liufangbeili Street
Chaoyang District
Beijing, China
ID No.: 11010519730528111X
Letter Agreement
Whereas Justin Tang and Guangfu Cui are the shareholders of Beijing Asia Media Interactive Advertising Co., Ltd. (“Asia Media”) and Justin Tang, Guangfu Cui and Jack Wang are the sole shareholders of Beijing eLong Information Technology Co., Ltd. (“Beijing Information”); and
Whereas Justin Tang, Guangfu Cui and Jack Wang have entered into certain agreements with the Company and with other subsidiaries, affiliates and variable interest entities (the “Prior Agreements”).
Now, therefore, the shareholders of Asia Media and the shareholders of Beijing Information, effective May 1, 2009, wish to clarify our mutual understandings of the following terms and agree to:
1. Unless required by PRC law, the shareholders of Beijing Information and Asia Media will not declare dividends or distribute bonuses during the contract period of the Loan Agreement. In the event any of the shareholders receives any profit, bonus, distribution or dividend from Beijing Information or Asia Media, the shareholder immediately shall return such profit, bonus, distribution or dividend to the Company or to any party designated by the Company.
2. Pursuant to the Exclusive Purchase Right Agreement, the shareholders of Beijing Information and Asia Media confirm that total consideration received from the transfer of the shares or sale of assets of Beijing Information and Asia Media shall first be applied to the outstanding loan balance under the Loan agreement. Any remaining consideration, after full repayment of the loan, will be remitted in full to eLong, Inc. as a nonreciprocal transfer. If such transfer is prohibited by PRC law, the shareholders will remit the consideration to the Company or its designees in a manner permitted under applicable law.

3. The Company agrees to provide Beijing Information (and its subsidiaries) and Asia Media financial support (which requires no repayment from Beijing Information and Asia Media) in the event, but not limited to Beijing Information and Asia Media incurring losses from their operations.
4. If PRC law requires Beijing Information or Asia Media to be dissolved or liquidated, Beijing Information and Asia Media shall sell all of their assets to the Company or other qualifying entity designated by the Company, at the lowest selling price permitted by applicable PRC law, any proceeds received from the transfer shall be refund to the Company to repay the loan promptly.
5. After mandatory liquidation described in Section 4 above, the shareholders of Beijing Information and Asia Media will remit in full to the Company any residual interest they receive in a nonreciprocal transfer. If such transfer is prohibited by PRC law, the shareholders of Beijing Information and Asia Media will remit the consideration to the Company or its designees in a manner permitted under applicable law.
6. Any material changes to the Prior Agreements shall require the preapproval of the Company.
In the event of any conflict between the terms of this Letter Agreement and the Prior Agreements, the terms of this Letter Agreement shall prevail.

Signed:	/s/ Mike Doyle	Signed:	/s/ Guangfu Cui
eLong, Inc.		Guangfu Cui

Signed:	/s/ Justin Tang	Signed:	/s/ Jack Wang

Justin Tang		Jack Wang